Liquid Media Group Ltd. 67 East 5th Avenue Vancouver, British Columbia V5T 1G7, Canada NASDAQ: YVR

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the adjourned annual general and special meeting of the shareholders (the “Meeting”) of Liquid Media Group Ltd. (the “Company”) will be held at the offices of Cozen O’Connor, Suite 1008, 550 Burrard Street, Vancouver, British Columbia, at 10:00 a.m., on Tuesday, May 10, 2022 for the following purposes:

1.To receive and consider the audited consolidated financial statements of the Company for the years ended November 30, 2021 and 2020, together with the report of the auditors thereon;

2.To appoint Davidson and Company LLP, Chartered Professional Accountants, as the auditors of the Company for the ensuing year and to authorize the directors of the Company to fix their remuneration;

3.To fix the number of directors at five;

4.To elect directors, as Class III directors, as more particularly set out in the accompanying Information Circular;

5.To approve, by ordinary resolution of the shareholders of the Company, the Omnibus Equity Incentive Plan, the full text of which is set forth in Appendix A to the Information Circular;

6.To approve, by ordinary resolution of the shareholders of the Company, the consolidation of all the issued and outstanding common shares of the Company on the basis of one post-consolidation common share for up to four pre-consolidation common shares, or such lesser number of pre-consolidation common shares that the directors in their discretion may determine, subject to the approval of applicable regulatory authorities (the “Consolidation”), and further authorizing the directors in their sole discretion when and if to effect the Consolidation, in each case without requirement for further approval, ratification or confirmation by shareholders, as more particularly described in the accompanying Information Circular; and

7.To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

Out of necessary caution, to proactively deal with the unprecedented public health impact of COVID-19, and to mitigate risks to the health and safety of our communities, shareholders, directors, employees and other stakeholders, management encourages shareholders and others to vote by proxy in order to avoid physical attendance.

Given the need for risk management in respect of COVID-19, the Company asks that anyone planning to attend the Meeting in person advise the Company’s corporate secretary at dmoroney@wiklow.com. To ensure the health and safety of all attendees, the Company reserves the right to take any additional cautionary measure deemed to be appropriate, necessary or advisable in relation to the Meeting in response to further developments in the COVID-19 pandemic, including limiting the number of persons who may be allowed in a single room for the Meeting to allow for required social distancing, or any other measures that may be recommended by public health authorities in connection with gatherings of persons.

Shareholders are encouraged to vote by proxy, by mail, by telephone or on the Internet, in advance of the deadline set forth in the accompanying Information Circular. See “Proxies and Voting Rights”. The Company is not aware of any items of business to be brought before the Meeting other than those described in the Information Circular. There will be no Management presentation on the business and operations of the Company at the Meeting.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice.

The Meeting is an adjournment of the meeting initially proposed to be held by the Company on April 14, 2022, and accordingly please be advised that the record date for notice and voting has changed. Registered holders of common shares of record at the close of business on April 1, 2022 are entitled to notice of the Meeting and to vote thereat or at any adjournment(s) or postponement(s) thereof.

If you are a registered shareholder of the Company and unable to attend the Meeting in person, please complete, date and sign the accompanying form of proxy and deposit it with the Company’s transfer agent, Odyssey Trust Company Attn: Proxy Department, 409 Granville Street, Suite 350, Vancouver, British Columbia, Canada, V6C 1T2, at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) before the time and date of the Meeting or any adjournment or postponement thereof.

If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia this 7th day of April, 2022.

BY ORDER OF THE BOARD

/s/ “Joshua Jackson”

Joshua Jackson

Chair